FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA acquires 51% of Peru’s San Martín, building presence in construction mining services

Mexico City, May 30, 2012.- Empresas ICA, S.A.B. de C.V. (BMV y NYSE: ICA), the largest engineering, procurement, construction and infrastructure operations company in Mexico, announced the signing of an agreement to acquire a 51% shareholding in San Martín Contratistas Generales S.A. (“San Martín”), Peru’s leading company dedicated principally to construction in the mining sector.

San Martín, founded in 1960, is Peru’s largest construction services company for open pit and site preparation works for the mining industry. During the last three years San Martin’s revenues increased at an average annual rate of 35%, reaching approximately US$ 240 million in 2011. San Martín’s backlog as of December 31, 2011 totaled US$ 440 million, which includes contracts that will be executed during the next five years.

The purchase price was based on an earn out formula that takes into account various factors, including San Martín's EBITDA during 2011 to 2014, and is payable over a five year period. The accumulated purchase price could range from the initial payment of US$ 18 million, payable upon closing, to a maximum of US$ 123 million, with a likely range between US$ 80 million and US$ 100 million based on current reasonable projections of the company’s performance.

This strategic transaction reflects ICA’s international expansion initiative and interest in forming partnerships with domestic groups of proven experience and recognized prestige in select Latin American countries. Peru has grown at an average rate of 6.4% over the past 10 years, with sound macroeconomic management and a proven legal framework for foreign investment and infrastructure development.

Julian Siucho, the Chairman of San Martín, noted: “By joining forces with ICA, we will be able to take San Martín to the next level of growth and profitability. The scope of ICA's operations and financial strength will make it possible for us to undertake larger and more complex projects than at present. In addition, the partnership will enable us to take our mining construction expertise to other countries in the region.”

Alonso Quintana, ICA’s Chief Operating Officer, added: “ICA believes that the acquisition of a majority holding in San Martín creates value for ICA and ICA’s shareholders. San Martín is a proven leader with a superior management team and shared corporate values. The company’s expertise opens up a new range of business opportunities for ICA in civil construction. We have operated in Peru since 1996, and our agreement with San Martín is an important step forward in ICA’s international expansion initiative. We look forward to a long and productive partnership with San Martín.”

BBVA acted as a sole financial advisor to ICA. The closing of the transaction is expected prior to the end of June 2012 and is subject to certain approvals. ICA expects to consolidate 100% of San Martín effective as of the date of closing, in accordance with IFRS.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2012
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer